UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended March 31, 2011

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ____ to ____.

Commission File No. 0-23832

A.  Full title of the plan and address of the plan, if different from that of the issuer named below:

PSS WORLD MEDICAL, INC. SAVINGS PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PSS WORLD MEDICAL, INC.

4345 Southpoint Boulevard

Jacksonville, Florida 32216

REQUIRED INFORMATION

The PSS World Medical, Inc. Savings Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The following financial statements and schedules of the Plan have been prepared in accordance with the financial reporting requirements of ERISA.

PSS WORLD MEDICAL, INC. SAVINGS PLAN

March 31, 2011 and 2010

* Other schedules required by 29 CFR 2520.103–10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable, or are not required for participant–directed investment transactions.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
PSS World Medical, Inc. Savings Plan:

We have audited the accompanying statements of net assets available for benefits of PSS World Medical, Inc. Savings Plan as of March 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended March 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of PSS World Medical, Inc. Savings Plan as of March 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended March 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules:  Schedule H, Line 4i-Schedule of Assets (Held at End of Year) as of March 31, 2011 and Schedule H, Line 4a-Schedule of Delinquent Participant Contributions, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ The GriggsGroup CPAs

September 6, 2011
Certified Public Accountants
Ponte Vedra Beach, Florida

PSS WORLD MEDICAL, INC. SAVINGS PLAN
Statements of Net Assets Available for Benefits
March 31, 2011 and 2010

	2011	2010
Assets
Investments, at fair value	$168,470,392	$146,158,733
Receivables:
Employee contribution	-	730,713
Employer contribution	-	636,901
Total receivables	-	1,367,614
Total assets	168,470,392	147,526,347
Liabilities
Benefits Payable	267,125	332,159
Net assets available for benefits, at fair value	168,203,267	147,194,188
Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	3,710	85,559
Net assets available for benefits	$168,206,977	$147,279,747

The accompanying notes are an integral part of these financial statements.

PSS WORLD MEDICAL, INC. SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended March 31, 2011

2011

Additions to net assets available for benefits:
Investment income:
Net appreciation in fair value of investments	$18,531,471
Dividends and interest income	1,338,893
Net investment gain	19,870,364
Contributions:
Participant	10,333,559
Employer	1,796,711
Rollovers from qualified plans	320,962
Total contributions	12,451,232
Total additions	32,321,596
Deductions from net assets available for benefits:
Benefits paid to participants	(11,375,150)
Administrative expenses	(19,216)
Total deductions	(11,394,366)
Total increase in net assets available for benefits	20,927,230
Net assets available for benefits:
Beginning of year	147,279,747
End of year	$168,206,977

The accompanying notes are an integral part of these financial statements.

PSS WORLD MEDICAL, INC. SAVINGS PLAN
Notes to Financial Statements
March 31, 2011 and 2010

(1)	Description of Plan

The following description of the PSS World Medical, Inc. Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution retirement plan covering substantially all employees of PSS World Medical, Inc. and its subsidiaries (the “Company” or “employer”). The Plan was created under the provisions of Section 401(a) of the Internal Revenue Code (the “IRC”) and includes a qualified deferred arrangement, as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan also has the features of an employee stock ownership plan (“ESOP”), whereby employee and employer contributions can be invested in the PSS World Medical, Inc. unitized stock fund, whereby participants do not actually own shares of PSS World Medical, Inc. common stock but rather own an interest in the unitized stock fund. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

(b)	Eligibility

Any employee of the Company is eligible to participate in the Plan upon completing 30 days of service. Plan entry dates are the first day of each month within the Plan year.

(c)	Contributions

The Plan is funded through voluntary employee salary deferrals and employer contributions. Participants can elect to defer up to 85% but not less than 1% of compensation, as defined by the Plan and as limited by requirements of the IRC. Participants who have attained age 50 before the close of the calendar year are eligible to make an additional elective deferral contribution. Participant elective contributions are invested by Principal Financial Group (“the Trustee”) in the investment options (mainly mutual funds and employer securities) as directed by the participant. The Plan also allows participants to make elective contributions from incentive compensation.  On December 17, 2009, the Plan was amended to exclude special discretionary bonuses from compensation for the purpose of calculating participant and Company matching contributions.

The Company may make the following types of contributions: (i) Supplemental ESOP matching contributions, (ii) ESOP matching contributions, (iii) Non-ESOP matching contributions, (iv) ESOP employer contributions, (v) Employer discretionary contributions, and (vi) Qualified non-elective contributions.

Supplemental ESOP Matching Contributions

For the Plan year ended March 31, 2011, the Company made no supplemental ESOP matching contributions.

ESOP Matching Contributions

For the Plan year ended March 31, 2011, the Company made no ESOP matching contributions.

Non-ESOP Matching Contributions

The Company’s Board of Directors may elect annually to make a discretionary contribution in the form of a non-ESOP matching contribution (contributions to be invested at the direction of the participant). Such contributions are allocated to participants based on the formula established by the Board of Directors. The Board of Directors also determines the percentage of participant elective contributions to be matched as well as the maximum amount of match to be contributed. A participant must make elective salary deferrals to be eligible for such matching contributions.

Non-ESOP matching contributions for each eligible participant are equal to the lesser of (i) 50% of a participant’s elective deferral amount up to 6% of a participant’s compensation for the Plan year or (ii) $1,250.  The non-ESOP matching contributions for the Plan year ended March 31, 2011 were $1,914,211, of which $1,796,717 was funded by the Company and $117,500 was funded by the reallocation of forfeited contributions.

ESOP Employer Contributions

There were no ESOP employer contributions for the Plan year ended March 31, 2011.

Employer Discretionary Contribution

The Company’s Board of Directors may also elect annually to make employer discretionary contributions. For the Plan year ended March 31, 2010, such contributions were made to non-highly compensated employees who were employed on the last day of the Plan year. The amount of such contributions was equal to 0.5% of each non-highly compensated employee’s compensation for Plan year ended March 31, 2010.  Employer discretionary contributions were $620,716, recorded in Employer contribution receivables on the Statements of Net Assets Available for Benefits as of Plan year ended March 31, 2010.  There were no employer discretionary contributions for the Plan year ended March 31, 2011.

Qualified Non-Elective Contributions

The Company’s Board of Directors may also elect annually to make qualified non-elective contributions. Such contributions may be allocated to a limited number of non-highly compensated employees and are only made to eliminate potential discrimination with respect to participant elective contributions or employer matching contributions that would otherwise favor highly compensated employees. There were no qualified non-elective contributions for the Plan year ended March 31, 2011.

(d)	Vesting

Participants are immediately vested in their contributions. Participants are vested in the Company’s ESOP matching contributions, non-ESOP matching contributions, ESOP employer contributions, and earnings thereon based on years of continuous service, as defined in the Plan, according to the following schedule:

Less than two years of service	0%
Two years but less than three years	20%
Three years but less than four years	40%
Four years but less than five years	60%
Five years but less than six years	80%
Six years or more	100%

In the event of total and permanent disability or death, a participant shall become 100% vested in the participant’s account balance.

(e)	Forfeited Accounts

Nonvested portions of the Company’s matching contributions are forfeited as of a participant’s termination date and are used to reduce future Company matching contributions. During the Plan year ended March 31, 2011, forfeitures of nonvested accounts totaled $116,425.  Forfeitures used to reduce Company matching contributions were $117,500 for the Plan year ended March 31, 2011. As of March 31, 2011 and 2010, forfeited, nonvested accounts of $204 and $4,279, respectively, were reflected in the accompanying Statements of Net Assets Available for Benefits.

(f)	Benefits Paid to Participants

Upon retirement, death, disability, or other severance of employment, a participant or his/her beneficiary may elect to receive an amount equal to the value of the participant’s vested interest in the participant’s account. Balances in participant accounts are paid in a single lump sum.

Participants who have an account balance in the Plan’s unitized stock fund will have their account balances distributed in shares of the Company’s common stock (with fractional shares paid in cash) or cash as elected by the participant with payment to the participant at their direction.

(g)	Participant Loans

The Plan does not permit participant loans.

(h)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contribution, and an allocation of Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(i)	Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Transfer Agent of the Company prior to the time that such rights are to be exercised. The Trustee will vote any allocated shares according to the instructions given by a participant. If no instructions are given to the Trustee by a participant, the Trustee will vote any allocated shares on behalf of the collective best interest of Plan participants and beneficiaries.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Use of Estimates

The preparation of the financial statements in conformity with accounting principals generally accepted in the United States of America (“GAAP”) requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

(c)	Income and Expense Recognition

Interest income is recorded as earned on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Net appreciation or depreciation in fair value of investments is allocated on a daily basis to participant accounts. Purchases and sales of investments are recorded on a trade date basis.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments, allocated to the individual accounts.

(d)	Investment Valuation

Investments in mutual funds are stated at fair value, which are based on published market quotations on national exchanges. The Plan’s unitized stock fund as of March 31, 2011 is valued at a unit value determined by the amount of shares of common stock and cash held within the unitized stock fund.

Investments in the accompanying Statements of Net Assets Available for Benefits include an investment in a common collective trust, the ABN AMRO Income Plus Fund, which includes fully benefit-responsive investment contracts. Investments in common collective trusts are stated at the fair value based on the underlying unit values reported using the financial statements of the collective trust and changes in such amounts through the Plan’s year end.  However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Accordingly, the Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Administrative Expenses

Administrative expenses reflected in the Statement of Changes in Net Assets Available for Benefits of $19,216 represent distribution and redemption fees paid by participants. All other Plan expenses were paid by the Company for the Plan year ended March 31, 2011.

(g)	Recent Accounting Pronouncements

In January 2010, the FASB issued guidance which requires additional disclosures regarding fair value measurements, amends disclosures about post-retirement benefit plan assets and provides clarification regarding the level of disaggregation of fair value disclosures by investment class. This guidance was effective for interim and annual reporting periods beginning after December 15, 2009, except for certain Level 3 activity disclosure requirements that will be effective for reporting periods beginning after December 15, 2010.  The new disclosures and clarifications of existing disclosures were adopted by the Plan on April 1, 2010 and did not have a material impact on the financial statements.

(3)	Fair Value Measurements

Assets and liabilities recorded at fair value are measured using a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

Level 1: Inputs using unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access.

Level 2:  Inputs other than quoted prices in markets that are observable for the asset or liability, either directly or indirectly.

Level 3:  Inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methods used for assets measured at fair value.

Mutual funds: The fair values of these securities are based on observable market quotations for identical assets and are priced on a daily basis at the close of business.

Common collective trust: The fair value of the common collective trust is determined by the fund Trustee based on the fair value of the underlying securities within the fund, which represent the net asset value of the shares held by the Plan at year end.

PSS World Medical, Inc. unitized stock fund: The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded plus uninvested cash portion.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

As of March 31, 2011 and 2010, the fair value of the Plan’s financial assets were measured using Level 1 or Level 2 inputs.  The following table presents the Plan's assets, by major category, measured at fair value on a recurring basis as of March 31, 2011 and 2010.

March 31, 2011	Level 1	Level 2	Total
Common collective trusts	$-	$16,535,093	$16,535,093
Mutual funds:
U.S large cap equity	34,931,936	-	34,931,936
U.S. mid cap equity	19,328,840	-	19,328,840
U.S. small cap equity	17,878,614	-	17,878,614
International equity	23,554,491	-	23,554,491
Bond funds	22,017,246	-	22,017,246
PSS World Medical, Inc. unitized stock fund	34,224,172	-	34,224,172
Total	$151,935,298	$16,535,093	$168,470,392

March 31, 2010	Level 1	Level 2	Total
Common collective trusts	$-	$15,383,458	$15,383,458
Mutual funds:
U.S large cap equity	28,551,195	-	28,551,195
U.S. mid cap equity	16,352,444	-	16,352,444
U.S. small cap equity	12,159,709	-	12,159,709
International equity	20,279,952	-	20,279,952
Bond funds	18,036,255	-	18,036,255
PSS World Medical, Inc. unitized stock fund	35,395,720	-	35,395,720
Total	$130,775,275	$15,383,458	$146,158,733

During the plan years ended March 31, 2011 and 2010, there were no transfers in or out of Levels 1 and 2.

(4)	Investments

All investment elections are participant-directed funds. The following presents investments that represent 5% or more of the Plan’s net assets as of March 31, 2011 and 2010:

	2011	2011	2010	2010
Description of Asset	Units	Value	Units	Value
PSS World Medical Inc. unitized stock fund	1,414,905	$34,224,172	1,684,810	$35,395,720
ABN AMRO Income Plus Fund*	2,383,731	16,535,093	2,266,423	15,383,458
PIMCO Total Return Admin Fund	1,410,693	15,348,343	1,195,631	13,199,766
American Funds Growth Fund of America	427,458	13,486,303	412,367	11,562,760
Principal Large Cap S&P 500 Index	1,358,540	12,783,866	1,212,378	10,026,368
Janus Perkins Mid Cap Value Fund	512,553	12,270,512	503,305	10,524,114
American EuroPacific Growth Fund	245,141	10,494,502	253,516	9,790,798
Jennison Dryden Small Company A Fund	468,114	10,378,084	443,647	7,732,768
Invesco Van Kampen Growth & Income	428,590	8,661,805
All other assets less than 5%		34,288,327		32,542,981
Total		$168,470,392		$146,158,733

* The contract value for the ABN AMRO Income Plus Fund is $16,538,803 and $15,469,017 as of March 31, 2011 and 2010, respectively.

As of March 31, 2011 and 2010, the Plan invested in a common collective trust, ABN AMRO’s Income Plus Fund. The Income Plus Fund invests primarily in guaranteed investment contracts (“GICs”), money market funds, money market instruments, repurchase agreements, private placements, bank investment contracts and synthetic GICs. Contract value, as reported to the Plan, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The Plan has no unfunded commitments related to the Income Plus Fund and this fund is redeemable on a daily basis without restriction.  The Plan’s interest in the Income Plus Fund is calculated by applying the Plan’s ownership percentage in the Income Plus Fund to the total fair value of the Income Plus Fund.

The interest crediting rate as of March 31, 2011 and 2010 was 1.91% and 2.22%, respectively. The interest crediting rate is calculated based upon many factors, including current economic and market conditions, the general interest rate environment, the amount and timing of participant contributions, transfers and withdrawals, and the duration of the fixed-income investments that underlie the wrap contracts.

The average market yield of the Income Plus Fund for the year ended March 31, 2011 was 2.33%.

During the year ended March 31, 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$13,533,617
PSS World Medical, Inc. unitized stock fund	4,779,806
Common collective trusts	208,398
Bond funds	9,650
Net appreciation in fair value of investments	$18,531,471

(5)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 21, 2003, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan continues to be designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan document.  During the Plan year ended March 31, 2010, the Plan was notified by the Internal Revenue Service (“IRS”) that Plan year ended March 31, 2008 was under examination.  There have been no further developments on, or findings from, the examination.  On April 1, 2009, the Plan was amended and restated and filed a Form 5300, Application for Determination for Employee Benefit Plan on January 29, 2010, accordingly.

(6)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become fully vested in their employer contributions and earnings thereon.

(7)	Related Party Transactions

As of March 31, 2011 and 2010, the Plan owned 1,231,426 and 1,480,768 shares of the Company’s common stock, respectively, which represents approximately 2.2% and 2.6% of the outstanding common stock of the Company, respectively.  These shares along with cash represent 1,414,859 and 1,684,810 units of the unitized stock fund as of March 31, 2011 and 2010, respectively.

As of March 31, 2011 and 2010, payables to participants to satisfy the Actual Deferral Percentage Test totaled $259,552 and $319,390 and payables to the Trustee representing pending trades totaled $7,573 and $12,769, respectively.  As the Trustee, these transactions qualify as party-in interest transactions.  Fees paid by the Plan to the Trustee for administrative services amounted to $19,216 for the Plan year ended March 31, 2011.

(8)	Risk and Uncertainties

The Plan invests in various investment securities including the Company’s common stock (approximately 20% of net assets available for benefits as of March 31, 2011), as described in Note 4, Investments. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(9)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of March 31, 2011 and 2010:

	2011	2010
Net assets available for benefits per the financial statements	$168,206,977	$147,279,747
Benefits allocated to participants	267,125	332,159
Adjustment to fair value from contract value for investment
relating to fully benefit-responsive investment contracts	(3,710)	(85,559)
Net assets available for benefits per Form 5500	$168,470,392	$147,526,347

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500, for the year ended March 31, 2011:

2011
Change in net assets available for benefits per the financial statements	$20,927,230
Benefits allocated to participants	267,125
Prior year benefits allocated to participants	(332,159)
Adjustment to fair value from contract value for investment
relating to fully benefit-responsive investment contracts	(3,710)
Prior year adjustment to fair value from contract value for investment
relating to fully benefit-responsive investment contracts	85,559
Net income per Form 5500	$20,944,045

(10)	Subsequent Events

The Plan has evaluated all subsequent events through September 6, 2011 and determined that no significant events have occurred requiring adjustments to the financial statements or disclosures.

PSS World Medical, Inc. Savings Plan

EIN 59-2280364. Plan # 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of March 31, 2011

	Identity of party involved		Description of investment	Current Value
*	PSS World Medical, Inc.		PSS World Medical, Inc. common stock 1,414,859 units	$34,224,172
	ABN AMRO Investment Trust Company		ABN AMRO Income Plus Fund (1)	13,861,459
	Capital Research and Management Company		American Funds Growth Fund of America R3 Fund	11,016,580
	Janus Capital Group		Janus Perkins Mid Cap Value Fund	10,839,779
	Pacific Investment Management Company		PIMCO Total Return Admin Fund	10,178,237
	Prudential Investments		Prudential Jennison Small Company A Fund	9,871,734
*	Principal Financial Group		Principal LargeCap S&P 500 Index R5 Fund	7,109,623
	Capital Research and Management Company		American Funds EuroPacific Growth A Fund	6,975,965
	Oppenheimer Funds		Oppenheimer Global N Fund	6,444,554
	Van Kampen Investments		Invesco Van Kampen Growth & Income A Fund	5,454,764
	Royce & Associates		Royce Pennsylvania Mutual Fund Investment Class	4,575,837
	Goldman Sachs Asset Management		Goldman Sachs Growth Opportunities A Fund	3,872,035
	Pacific Investment Management Company		PIMCO Real Return Admin Fund	3,278,786
	Harbor Capital Advisors		Harbor International Investor Fund	1,869,541
*	Principal Financial Group		Principal SmallCap S&P 600 Index R5 Fund	1,290,851
*	Principal Financial Group		Principal MidCap S&P 400 Index R5 Fund	1,020,378
	American Century Investment Management		American Century Inflation Adjusted Bond Fund	455,249

*	Principal Financial Group		PSS World Medical, Inc., Moderate Portfolio, 1,872,666 units
			PIMCO Total Return Admin Fund	2,847,689
		*	Principal LargeCap S&P 500 Index R5 Fund	2,513,172
			Harbor International Investor Fund	2,130,782
			PIMCO Real Return Admin Fund	1,753,306
			American Funds EuroPacific Growth A Fund	1,595,970
			ABN AMRO Income Plus Fund (1)	1,563,894
			Invesco Van Kampen Growth & Income A Fund	1,426,269
			American Funds Growth Fund of America R3 Fund	1,075,825
			Janus Perkins Mid Cap Value Fund	725,729
		*	Principal MidCap S&P 400 Index R5 Fund	557,407
			Royce Pennsylvania Mutual Fund Investment Class	372,353
		*	Principal SmallCap S&P 600 Index R5 Fund	367,596
			Goldman Sachs Growth Opportunities A Fund	361,303
			Prudential Jennison Small Company A Fund	184,930
				17,476,119
*	Principal Financial Group		PSS World Medical, Inc., Moderate Aggressive Portfolio, 885,335 units
		*	Principal LargeCap S&P 500 Index R5 Fund	1,495,554
			Harbor International Investor Fund	1,232,926
			American Funds EuroPacific Growth A Fund	902,935
			Invesco Van Kampen Growth & Income A Fund	825,137
			PIMCO Total Return Admin Fund	761,786
			American Funds Growth Fund of America R3 Fund	663,911
			PIMCO Real Return Admin Fund	405,732
			ABN AMRO Income Plus Fund (1)	402,160
		*	Principal MidCap S&P 400 Index R5 Fund	343,961
			Janus Perkins Mid Cap Value Fund	335,892
			Royce Pennsylvania Mutual Fund Investment Class	258,498
			Goldman Sachs Growth Opportunities A Fund	250,856
			Prudential Jennison Small Company A Fund	171,154
		*	Principal SmallCap S&P 600 Index R5 Fund	170,128
				8,220,562

	Identity of party involved		Description of investment	Current Value
*	Principal Financial Group		PSS World Medical, Inc., Aggressive Portfolio, 622,170 units
		*	Principal LargeCap S&P 500 Index R5 Fund	1,327,483
			Harbor International Investor Fund	1,092,988
			American Funds EuroPacific Growth A Fund	806,410
			Invesco Van Kampen Growth & Income A Fund	741,599
			American Funds Growth Fund of America R3 Fund	576,556
		*	Principal MidCap S&P 400 Index R5 Fund	293,586
			Janus Perkins Mid Cap Value Fund	291,602
			Goldman Sachs Growth Opportunities A Fund	233,266
		*	Principal SmallCap S&P 600 Index R5 Fund	177,218
			Royce Pennsylvania Mutual Fund Investment Class	176,612
			Prudential Jennison Small Company A Fund	118,275
				5,835,556
*	Principal Financial Group		PSS World Medical, Inc., Moderate Conservative Portfolio, 357,039 units
			PIMCO Total Return Admin Fund	933,631
			PIMCO Real Return Admin Fund	455,294
			ABN AMRO Income Plus Fund (1)	421,246
		*	Principal LargeCap S&P 500 Index R5 Fund	279,655
			Harbor International Investor Fund	245,975
			Invesco Van Kampen Growth & Income A Fund	185,128
			American Funds EuroPacific Growth A Fund	184,241
			American Funds Growth Fund of America R3 Fund	124,156
			Royce Pennsylvania Mutual Fund Investment Class	64,440
		*	Principal MidCap S&P 400 Index R5 Fund	64,305
			Janus Perkins Mid Cap Value Fund	62,811
			Prudential Jennison Small Company A Fund	31,991
		*	Principal SmallCap S&P 600 Index R5 Fund	31,797
			Goldman Sachs Growth Opportunities A Fund	31,280
				3,115,547
*	Principal Financial Group		PSS World Medical, Inc., Conservative Portfolio, 185,190 units
			PIMCO Total Return Admin Fund	627,000
			PIMCO Real Return Admin Fund	321,114
			ABN AMRO Income Plus Fund (1)	286,334
		*	Principal LargeCap S&P 500 Index R5 Fund	58,379
			Harbor International Investor Fund	43,223
			American Funds Growth Fund of America R3 Fund	29,274
			American Funds EuroPacific Growth A Fund	28,981
			Invesco Van Kampen Growth & Income A Fund	28,909
			Royce Pennsylvania Mutual Fund Investment Class	15,200
		*	Principal MidCap S&P 400 Index R5 Fund	15,108
			Goldman Sachs Growth Opportunities A Fund	14,842
			Janus Perkins Mid Cap Value Fund	14,700
				1,483,064
				$168,470,392

* Party-in-interest

(1) Current value represents the fair value of the investment.  The contract value for all investments in the ABN AMRO Income Plus Fund is $16,538,803, as of March 31, 2011.

See accompanying independent registered public accounting firm’s report.

PSS World Medical, Inc. Savings Plan

EIN 59-2280364. Plan # 001

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

March 31, 2011

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check here if Late Participant Loan Repayments are included ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
$30			$30

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: September 6, 2011

PSS WORLD MEDICAL, INC. SAVINGS PLAN

By:	PSS World Medical, Inc., as Plan Administrator

By:		/s/ David M. Bronson
	Name	David M. Bronson
	Title	Executive Vice President and Chief Financial Officer
(Duly Authorized Officer and Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit Number

23.1	Consent of Independent Registered Public Accounting Firm – The GriggsGroup CPAs